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                                                                    EXHIBIT 11.1
                                                                    ------------

          STATEMENT RE:  COMPUTATION OF NET INCOME PER ORDINARY SHARE
                   (in thousands, except per share amounts)

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                                                                              Three months ended
                                                                                  March 31,
                                                                                1997      1998
                                                                                ----      ----
BASIC

Total weighted average ordinary and ordinary equivalent shares outstanding       9,485   10,047
                                                                               =======   =======

Net income                                                                     $ 2,936   $ 6,314
                                                                               =======   =======

Net income per ordinary share(1)                                               $  0.31   $  0.63
                                                                               =======   =======
DILUTED

Computation of ordinary and ordinary equivalent shares outstanding:

Weighted average ordinary shares outstanding                                     9,485    10,047

Dilutive equivalent ordinary shares issuable upon exercise of options              724       662

Total weighted average ordinary and ordinary equivalent shares outstanding      10,209    10,709
                                                                               =======   =======
Net income                                                                     $ 2,936   $ 6,314
                                                                               =======   =======

Net income per ordinary share(1)                                               $  0.29   $  0.59
                                                                               =======   =======
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1.  Each Ordinary Share is represented by four American Depositary Shares
    ("ADSs"), which are the securities that are publicly traded. Net Income per
    Ordinary Share is therefore within rounding, four times net income per equivalent ADS.

    Subsequent to March 31, 1998, the Company's shareholders approved a proposal at the Company's 1998 Annual General meeting to subdivide each of the Ordinary Shares of IR37.5p into four Ordinary Shares of IR9.375p (the "Ordinary Share Split"). As a consequence of the Ordinary Share Split, effective May 22, 1998 each ADS will represent and be exchangeable for one Ordinary Share (the "Ratio Change"). Aside from the Ratio Change, the Ordinary Share Split will have no effect on the ADSs. The Ordinary Share Split will have no effect on the number of ADSs outstanding and, in and of itself, is not expected to have an effect on the market price of the ADSs.